Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 9, dated May 5, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2022, of Landa App 3, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain information for the following Series (the “Updated Series”):

●	Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC

●	Landa App 3 LLC – 1363 Hancock Street Brooklyn NY LLC

●	Landa App 3 LLC – 996 Greenwood Avenue NE Atlanta GA LLC

LANDA APP 3 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Issuance of Notes

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

Series	Loan Amount	Annual Interest Rate	Loan Date	Maturity Date
Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC	$10,000.00	4.50%	05/03/2023	05/03/2028
Landa App 3 LLC – 1363 Hancock Street Brooklyn NY LLC	$10,000.00	4.50%	05/03/2023	05/03/2028
Landa App 3 LLC – 996 Greenwood Avenue NE Atlanta GA LLC	$42,000.00	4.50%	05/03/2023	05/03/2028

The foregoing is a summary of the terms of the applicable Loan Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, a copy of which are filed in our Form 1-U, filed on May 5, 2023, which can be found here.